SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2) 1

Noodles & Company

(Name of Issuer)

Class A Common Stock (“Common Stock”)

(Title of Class of Securities)

65540B105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Michael Chu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 6,834,884 7. Sole Dispositive Power 8. Shared Dispositive Power 6,834,884
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,834,884 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 26.1%
12. Type of Reporting Person (See Instructions) IN

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott A. Dahnke
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 6,834,884 7. Sole Dispositive Power 8. Shared Dispositive Power 6,834,884
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,834,884 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 26.1%
12. Type of Reporting Person (See Instructions) IN

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CP6 Management, L.L.C. 86-1170980
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 6,834,884 7. Sole Dispositive Power 8. Shared Dispositive Power 6,834,884
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,834,884 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 26.1%
12. Type of Reporting Person (See Instructions) OO

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catterton–Noodles, LLC 27-4012789
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 6,834,884 7. Sole Dispositive Power 8. Shared Dispositive Power 6,834,884
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,834,884 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 26.1%
12. Type of Reporting Person (See Instructions) OO

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Schedule 13G

Class A Common Stock

CUSIP No. 65540B105

Item 1(a)

Name of Issuer:

Noodles & Company (the “Issuer”)

Item 1(b)

Address of Issuer’s Principal Executive Offices:

520 Zang Street, Suite D

Broomfield, CO 80021

Item 2(a)

Name of Person filing:

The following “Reporting Persons”:

J. Michael Chu

Scott A. Dahnke

CP6 Management, L.L.C.

Catterton–Noodles, LLC

Item 2(b)

Address of Principal Business Office or, if None, Residence:

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Item 2(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)

Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e)

CUSIP Number: 65540B105

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Item 3.

Not applicable

Item 4

Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 26,185,819 shares of Class A Common Stock outstanding as at November 2, 2015.

Reporting Person	Amount Beneficially Owned	Percent of Class:	Sole Power to vote or direct the vote:	Shared Power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
J. Michael Chu	6,834,884	26.1%	0	6,834,884	0	6,834,884
Scott A. Dahnke	6,834,884	26.1%	0	6,834,884	0	6,834,884
CP6 Management, L.L.C.	6,834,884	26.1%	0	6,834,884	0	6,834,884
Catterton –Noodles, LLC	6,834,884	26.1%	0	6,834,884	0	6,834,884

Catterton–Noodles, LLC (“Catterton Noodles”), a Delaware limited liability, is the record holder of 6,834,884 shares of Common Stock.  CP6 Management, L.L.C. (“CP6 Management”) is the manager of Catterton Noodles.  The management of CP6 Management is controlled by a managing board.  J. Michael Chu and Scott A. Dahnke are the members of the managing board of CP6 Management and as such could be deemed to share voting and dispositive control over the shares held of record and beneficially owned by Catterton - Noodles, LLC.  Mr. Chu and Mr. Dahnke both disclaim beneficial ownership of any of the shares held of record and beneficially owned by Catterton Partners and Related Funds.

Catterton Noodles and another investor in the Issuer, Argentia Private Investments Inc. (“Argentia”), are parties to an amended and restated stockholders agreement with the Issuer dated as of July 2, 2013 (the “2013 Stockholders Agreement”).  The 2013 Stockholders Agreement contains agreements with respect to restrictions on the sale, issuance or transfer of shares that prevent either Catterton Noodles or Argentia from transferring its shares without the consent of the other, except in connection with a tag along sale of Common Stock by both Catterton Noodles and Argentia or pursuant to a registration rights agreement, until the earlier of the second anniversary of the consummation of the Issuer’s initial public offering of Common Stock and the time at which Catterton Noodles and Argentia collectively own less than 25% of the Issuer’s outstanding Common Stock and Class B Common Stock. The 2013 Stockholders Agreement also grants Catterton Noodles and Argentia the right, subject to certain conditions, to nominate representatives to the Issuer’s board of directors and committees of the Issuer’s board of directors. Catterton Noodles and Argentia each have the right to designate two members to the Issuer’s board of directors, and the parties to the 2013 Stockholders Agreement agree to vote to elect such director designees. The 2013 Stockholders Agreement also provides for certain other situations in which Catterton Noodles and Argentia agree to vote their shares of stock in the Issuer in certain ways. Due to the 2013 Stockholders Agreement, Catterton Noodles and Argentia may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.

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As of December 31, 2015, such persons collectively owned 13,577,096 shares of Common Stock and 1,522,098 shares of Class B Common Stock, or 54.5% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3, assuming the Class B Common Stock owned by Argentia was converted into shares of Common Stock).  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 5

Ownership of Five Percent or Less of a Class.

Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

Not applicable

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 11, 2016

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton – Noodles, LLC

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

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INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

EXHIBIT B

Power of Attorney

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EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock beneficially owned by each of them of Noodles & Company. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 11thth day of February, 2016.

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton – Noodles, LLC

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

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EXHIBIT B

Power of Attorney

The undersigned understands that, from time to time, the Catterton Persons (defined below) are required to prepare, execute and file certain federal and state securities laws filings.

Know all by these presents, that the undersigned hereby constitutes and appoints each of Dave McPherson and Daniel Reid, or any of them signing singly, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1)

prepare, execute in the name of each Catterton Person and on behalf of each Catterton Person, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of Forms D (“Form D”) required to be filed in accordance with Rule 503 (“Rule 503”) promulgated with respect to Sections 4(2), 4(6) and 3(b) of the Securities Act of 1933 (the “1933 Act”) and reports required by Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) or any rule or regulation of the SEC;

(2)

prepare and execute for and on behalf of each Catterton Person, in the undersigned’s capacity as a Managing Director, authorized person, officer and/or director of each Catterton Person, federal and state securities laws filings including without limitation Forms D pursuant to Rule 503 and Schedules 13D and 13G and Forms 3, 4, and 5 in accordance with Sections 13(d) and 16(a) of the 1934 Act and the rules thereunder;

(3)

do and perform any and all acts for and on behalf of each Catterton Person which may be necessary or desirable to complete and execute any such federal and state securities laws filings including without limitation Forms D, Schedules 13D and 13G and Forms 3, 4, and 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and the securities administrators of any state, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the United States Virgin Islands or their designees and any stock exchange or similar authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted, whether the same needs to be executed, taken or done by him in his capacity as a current or former member, partner, shareholder, director or officer of any company, partnership, corporation, organization, firm, branch or other entity connected with, related to or affiliated with any of the entities constituting the Catterton Persons or entities that directly or indirectly hold interests in the Catterton Persons.

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The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with federal and state securities laws, including without limitation Rule 503 of the 1933 Act or Section 13 and Section 16 of the 1934 Act.

This Power of Attorney and all authority conferred hereby shall not be terminated by operation of law, whether by the death or incapacity of the undersigned or by occurrence of any other event.  Actions taken by an attorney-in-fact pursuant to this Power of Attorney shall be as valid as if any event described in the preceding sentence had not occurred, whether or not the attorney-in-fact shall have received notice of such event.  Notwithstanding the foregoing, (i) in the event that an attorney-in-fact is no longer employed by Catterton Management Company, L.L.C. or its affiliates, this Power of Attorney and all authority conferred hereby shall be immediately terminated with respect to such Attorney, and (ii) the undersigned may terminate or revoke this Power of Attorney at any time.

For purposes hereof, the “Catterton Persons” shall consist of:  (i) CP6 Management, L.L.C., a Delaware limited liability company and Catterton–Noodles, LLC, a Delaware limited liability company; (ii) their respective owners; (iii) the subsidiaries and affiliates of the foregoing in clauses (i) and (ii) and (iv) Messrs. Scott A. Dahnke and J. Michael Chu, including without limitation investment funds sponsored directly or indirectly by one or more of the Catterton Persons.

IN WITNESS WHEREOF, the undersigned hereby execute this Power of Attorney as of the 11thth day of February, 2016.

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke